October 16, 2007                                                             By Facsimile and Expedited Mail

United States Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Mail Stop 3720
Washington D.C.  20549
Attn:       Kathleen H. Krebs
Special Counsel
Fax No.:  202-772-9205

Re:          The DIRECTV Group, Inc.
Definitive Schedule 14A filed April 27, 2007
Commission File Number: 1-31945

Dear Ms. Krebs:

This is in response to the comments relating to our 2007 proxy statement made in the letter dated August 21, 2007, from the Division of Corporation Finance of the Securities and Exchange Commission to Chase Carey, Chief Executive Officer of The DIRECTV Group, Inc. (“Company”).  We appreciate the comments and, as augmented by the few specific items discussed below, we will comply with the comments in all future filings, as applicable.  Specifically, we have provided our compensation committee, and the independent advisors to the compensation committee, with the comment letter, and have reviewed this response with them.  Consequently, they will be in a position, during their future deliberations, to consider and address each of the issues raised in the comment letter.  In this way, the items noted in the comment letter will become part of the regular process and review undertaken by the Company and our compensation committee and its advisors.

For your convenience, where we have made a specific comment or explanation, our responses correspond to the format of the comments in the letter.  As used in this letter, “we”, “our” and other similar words refer to the Company and its board of directors, compensation committee and management, as appropriate in the context.

Item 1 – Selection of Directors, page 4

1.
We note your disclosure regarding “limitations in the Company’s Amended and Restated Certificate of Incorporation, Amended and Restated By-Laws and applicable law” on shareholders’ ability to submit director candidate recommendations.  Please briefly note the kinds of limitations to assist stockholders in understanding the extent to which they may make the recommendations.

Response:  This reference is primarily to the required timing of shareholder nominations and process restrictions that we discuss in more detail on page 70 of the 2007 proxy statement.  In the future, we will either cross reference to the expanded discussion or will summarize it as part of the discussion of selection of directors.

Item 2 – Compensation Committee, page 11

2.
Provide more disclosure regarding the participation of your chief executive officer in named executive officer compensation-setting. For example, disclose whether your chief executive officer made recommendations to the compensation committee regarding performance measures, targets and similar items that affect his or other named executive officer compensation. See Regulation S-K Item 407(e)(3)(ii). As another example, disclose to what extent the chief executive officer conferred with a compensation consultant. In addition, we note your disclosure on page 27 regarding your chief executive officer's company performance assessment to the committee, but it is not apparent as to what this assessment applied or what comprised it. Please clarify.

Response:  We will provide the additional disclosures as requested in future filings, as applicable.  In response to the request for clarification, the assessment by our chief executive officer consisted of a review of the performance of the business over the past calendar year including discussion of various business metrics with the compensation committee to assist them in determining whether they should exercise discretion to reduce the amount of awards from the amounts determined under the annual bonus and RSU plans, as well as his separate assessment of individual performance of each named executive officer.

Items 3 and 4– We will make the disclosures as requested in future filings, as applicable.

Item 5 – Elements of Compensation, page 22

5.
We note your disclosure that the committee “sets annual target incentive bonus compensation levels such that the combined base salary and target bonus is competitive with the peer group.” Please indicate what you mean by “competitive.” To the extent the committee benchmarked named executive officer compensation by targeting a particular value range of compensation paid by the peer group, please indicate where the amount of your actual named executive officer compensation fell within the targeted percentile range. To the extent your compensation was outside of the targeted percentile range, please explain why.

Response:  By “competitive” in reference to the peer group, we meant that the total annual cash compensation (the sum of base salaries and target annual incentive bonuses) and total direct compensation (the sum of base salaries, target annual incentive bonuses and target long-term incentive awards) for our named executive officers fell within the 50th to 75th percentile when compared to historical information obtained on the peer group of companies identified in our 2007 proxy statement.  We also reserve the right to vary from these guidelines, as noted on page 21 of the proxy statement, and have done so. In some cases, the total compensation paid to our named executive officers fell within that range and was considered by the compensation committee to be competitive relative to our peer group.  In other cases, the total compensation was somewhat less than the target 50th percentile but, based on the assessment of individual executive’s contributions to the company in relation to other executives, as well as prior compensation, the compensation committee determined that it was appropriate to vary from the target compensation range as described.  In future filings, as applicable, we will make disclosures consistent with your comments.

Item 6 – 2006 Company Performance and Incentive Programs, page 27

6.
We note your statements on page 27 as to why you have not disclosed all of the performance targets for incentive compensation. To the extent that you have not disclosed the targets because you believe such disclosure would result in competitive harm such that the information could be omitted under Instruction 4 to Item 402(b) of Regulation S-K, provide us in your response letter with a detailed analysis supporting your conclusion. Then, in your filing, to the extent that you have a sufficient basis to keep the information confidential, expand your discussion as to how difficult it would be for the executive or how likely it would be for the company to achieve the undisclosed performance target or threshold levels. See Instruction 4 to Item 402(b). Note that general statements regarding the level of difficulty or ease associated with achieving performance measures are not sufficient. In discussing how difficult it will be for an executive or how likely it will be for the company to achieve the target levels or other factors, please provide as much detail as necessary without providing information that would result in competitive harm. Also, to the extent the targets are not stated in quantitative terns, explain how the committee determines achievement levels for that performance measure.

Response:  The five performance measures used for RSU awards granted from 2004 through 2006 under the Company’s 2004 Stock Plan, as amended and restated in 2007, related solely to the DIRECTV U.S. operations and consisted of individual targets for five key business metrics (subscriber growth, growth in average revenue per user (ARPU), churn, subscriber acquisition costs (SAC), and pre-SAC margin improvement).  Each of these metrics is based upon sensitive business information specific to our U.S. business operations, where we face significant competition.  We believed that disclosing specific targets for these metrics for future periods (including disclosures made during the multi-year performance measurement period) would highlight this sensitive information for our competitors, which could affect their competitive tactics and result in competitive harm to the Company.  Each of subscriber growth, ARPU growth, churn, SAC and pre-SAC margin improvement reveals to our competition our specific business goals and signals our subscriber pricing and cost targets.  This provides our competition with information that can be used in their planning to target our anticipated business approach.  In particular, a key factor affecting ARPU growth is our pricing for subscriber packages, which we have, for the past several years, changed annually in the first quarter.  ARPU growth also affects pre-SAC margin improvement, and potentially subscriber growth and churn.  Further, our SAC target can signal to competitors the amount we may be willing to spend to acquire each subscriber.  It is for these reasons that we chose not to reveal the specific targets for future time periods.

Our 2007 proxy statement included disclosure of the specific performance targets for the RSU awards granted in 2004, since the performance period was complete and the information was no longer considered competitively sensitive.

In our 2008 proxy statement, we will similarly disclose the performance targets for the RSU awards granted in February 2005, since the performance period for those RSU awards will have been completed on December 31, 2007.  As to the RSU awards granted in February 2006, by the date our proxy statement for 2008 is made publicly available (late April 2008), the three-year performance period will have been substantially completed, and the DIRECTV U.S. pricing for calendar 2008 (which directly affects the ARPU metric and indirectly affects performance for certain of the other metrics) will have been publicly announced.  Consequently, we also presently intend to include the applicable performance metrics for the RSU awards issued in February 2006 in our 2008 proxy statement, as we currently believe they will not be considered competitively sensitive at that time.

The performance metrics for the 2007 RSU awards (including the recently granted award to the Company’s President and Chief Executive Officer) have been changed and are determined based on consolidated DIRECTV Group results, which include both our U.S. and Latin American operations.  At this time, these new metrics (revenue growth, growth in operating profit before depreciation and amortization and growth in cash flow before interest and taxes) are not considered to be competitively sensitive information and, accordingly, it is presently our intent to disclose the applicable performance targets for the 2007 RSU awards in our 2008 proxy statement.

Item 7– We will make the disclosures as requested in future filings, as applicable.

Item 8 – 2006 Company Performance and Incentive Programs, page 27

8.
Discuss whether discretion can be or has been exercised by the board or compensation committee either to award compensation absent attainment of the relevant performance goal(s) or to reduce or increase the size of any award or payout. Identify any particular exercise of discretion, and state whether it applied to one or more specified named executive officers or to all compensation subject to the relevant performance goal(s). See Item 402(b)(2)(vi) of Regulation S-K.

Response:  We will make the disclosures as requested in future filings, as applicable.  Under our plans, the compensation committee is not permitted to increase an award beyond the maximum established at the time of the award but does have the discretion to reduce any award based on a consideration of business or other factors that the committee deems appropriate at the time of the review of actual performance.  There is no formula for the exercise of such negative discretion.  They did exercise this discretion in the award of performance bonus payments for calendar year 2006 (as disclosed in the 2007 proxy statement beginning on page 27) individually for each of the named executive officers.

Item 9 - We will make the disclosures as requested in Item 9 in future filings, as applicable.

Item 10 – Forward Looking Disclosures – 2007 Executive Officer Compensation, page 33

10.
You disclose that you already established cash flow as the 2007 performance target under the bonus plan; therefore, please also disclose the performance target and threshold level that must be reached for payment to each officer as described in Item 402(b)(2)(v) of Regulation S-K and instruction 4 to Item 402(b). See Instruction 2 to Item 402(b). Also see comment six above.

Response: We have reviewed Instruction 2 to Item 402(b) and Securities Act Release No. 8732A.  We do not believe that disclosure of the target and threshold levels for the 2007 calendar year are material to investors’ understanding of the named executive officers’ compensation for the year ended December 31, 2006.  However, we would disclose in future filings, as applicable, the amounts that the named executive officers have the opportunity to earn based on the performance target.  In addition, we will disclose the target and threshold levels for the completed one-year performance period under the bonus plan.

Item 11 – 2006 Outstanding Equity Awards at Fiscal Year-End, page 41

11.
The 2006 supplementary table 6 on page 42 suggests that you have included in column (e) of the outstanding equity awards table on page 41 stock that vested on December 31, 2006. It is not apparent as to why you have included these shares in column (e), which concerns shares that have not vested, Please clarify the status of the shares as of December 31, 2006 and reconcile your disclosures in the proxy statement regarding them. In making your revisions, consider whether the vested stock should be included in the 2006 option exercise and stock vested table instead. See Item 402(f) and (g) of Regulation S-K.

Response:  We will clarify the disclosures as requested in future filings, as applicable. Under our plans, although the three-year performance measurement period ends on December 31, the relevant shares are at risk until the compensation committee has evaluated Company performance and approved the payment of the awards, after which the Company distributes the shares to the participants.  All of these actions occur within two months after the end of the year.  Prior to actual distribution, the shares are forfeitable.  We disclosed this timing difference by listing the shares that “vested” on December 31, 2006 (at which date the Company performance and final number of shares earned were unknown) in the Outstanding Equity Awards at Fiscal Year-End table, in columns (e) and (f), and in the supplemental table 6 on page 42, column (c).  For the shares which were actually earned and distributed, we disclosed such amounts in the 2006 Option Exercises and Stock Vested table, columns (d) and (e).  For 2006, these amounts were identical since the Company’s performance exceeded the applicable metrics, as disclosed at pages 28-29 of the 2007 proxy statement.  Based on the comment letter, in future filings, as applicable, we will eliminate the listing of shares associated with an equity performance period ending on December 31 of the previous year from the Outstanding Equity Awards at Fiscal Year-End table and the supplemental table, and only report the actual shares vested as of that December 31 in the Option Exercises and Stock Vested table.

Items 12 and 13 - We will make the disclosures as requested in Items 12 and 13 in future filings, as applicable.

Item 14 – Potential Payments upon Termination or Change in Control, page 47

14.
To assist shareholders in recognizing the extent of the potential payments, consider presenting the different kinds and amounts of estimated payments and benefits to the named executive officers in a table or tables. Also consider stating, in a row or column in the table(s), each named executive officer's total compensation following each kind of termination event.

Response:  Because of the complexity and variation of the arrangements with the various named executive officers, we believed it was clearer to deal with the specifics of these arrangements in narrative form.  However, we will consider the use of a table in connection with termination or change in control payments as suggested in future filings, as applicable.

As requested in your correspondence, we acknowledge that:

•	the Company is responsible for the adequacy and accuracy of the disclosure in the filings;
•	staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and
•	the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

We hope that this letter adequately addresses all of your comments.  Please contact me at: (310) 964-0723 (phone), 310-964-0838 (fax), or larry.hunter@directv.com (e-mail) if you have additional comments or require additional information.

Very truly yours,

Larry D. Hunter